TechCru, Inc.

July 29, 2022

VIA EMAIL

The Board of Directors of AR Sports, LLC
c/o Leonard Parisi, CEO

Re: DEFINITIVE RIGHTS AGREEMENT FOR 2-YEAR USE OF CERTAIN ASSETS

Members of the Board:

TechCru, Inc., a Nevada corporation ("Buyer"), is pleased to submit this Definitive Rights Agreement (the "Agreement") regarding its intent to have exclusive rights to certain assets of AR Sports, LLC., a New York LLC (the "Company").

The 2-year exclusive rights of the assets shall hereafter be known as the "Transaction" and the date of the consummation of the Transaction shall be the "Close" or the "Closing." Buyer will pay a total consideration (the "Total Consideration") composed of TechCru common stock for the issued patents and other outlined assets of the Company consisting of 3,500,000 shares of the Buyer's common stock.

DEFINITIVE RIGHTS AGREEMENT

SECTION A

THE TRANSACTION

1. EXCLUSIVE RIGHTS OF ASSETS

The Transaction shall include the exclusive rights of certain assets of the Company for 2-years, limited to:

- Exclusive interest to the three (3) issued patents associated with the business of the Company,;
- Patent: US10384130B2 – FANTASY SPORT PLATFORM WITH AUGMENTED REALITY PLAYER ACQUISITION
- Patent: US10384131B2 – FANTASY SPORT PLATFORM WITH AUGMENTED REALITY PLAYER ACQUSITION
- Patent: US11123640B2 – FANTASY SPORT PLATFORM WITH AUGMENTED REALITY PLAYER ACQUISITION
- AR Sports' name, website, logo and any trademarks
- Any past AR Sports software development code or any current development in progress
- AR Sports AR/VR software platform

2. TOTAL CONSIDERATION

The Total Consideration shall be payable to the Company as follows:

- 3,500,000 shares of the Buyer's common stock that will have a 10% anti-dilution provision through the end of the Buyer's RegA Offering ("Offering"). The ending period of the Offering will be when the Buyer sends a notification letter to the Company notifying them of the completion of the Offering.

- Share Restrictions:

1. Rule 144 stock will be issued to the Company (all 3,500,000 shares issued at once)
2. No more than 20% of the average daily trading volume (30-day average ADTV) can be traded per day
3. Buyer can remove the share leak-out at its discretion

- At the end of the exclusivity period, the Buyer will have the "first right" to either renew the exclusivity period for another two-year term or purchase any or all of the patents based on mutually agreeable terms by both parties. The "first right" protection clause will remain in place for 180 days after the termination of the exclusivity period.

3. REPRESENTATIONS AND WARRANTIES

The Definitive Rights Agreement shall contain representations and warranties typical in a transaction of this size and nature. Any cost incurred by Buyer within one year of the Closing as a result of a breach in the representations and warranties shall cause a reduction in the Transaction Price.

5. CONDITIONS PRECEDENT TO THE CLOSING HAVE BEEN MET

The Definitive Rights Agreement have provided for the following conditions and all conditions have been satisfactorily met.

- CONSENTS. All consents required to assign the existing patents to Buyer have been attained.

- DUE DILIGENCE. Buyer shall, in its sole discretion, have concluded its due diligence and found the results acceptable.

- DOCUMENTATION. Buyer shall consider acceptable the documentation necessary for Closing the Transaction.

- APPROVAL PROCESS. Successful completion of the Company's internal approval process under the articles, operating agreements and other governing documents the Company is subject to and the law of the jurisdiction(s) the Company is subject to.

6. OTHER PROVISIONS

- The Company shall conduct its business only in the ordinary course and shall not acquire or agree to acquire as part of the business of the Company all or any substantial portion of the assets or business of any other business organization by merger or consolidation, stock purchase or asset purchase without Buyer's approval in writing.

7. CLOSING

The Closing of the Transaction shall occur within 5 days of the signing of the Definitive Rights Agreement.

SECTION B

TERMS OF THIS DEFINITIVE RIGHTS AGREEMENT

1. EXCLUSIVITY

During the Term of this agreement, the Company shall not directly or indirectly through any director, officer, employee, agent, representative (including, without limitation, investment bankers, attorneys and accountants) or otherwise, (i) solicit, initiate or encourage submission of proposals or offers from any third party, relating to any acquisition or purchase of all or a material portion of the Company's assets, or any equity interest in it, or any transaction, consolidation or business combination with it, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to or otherwise cooperate with any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person to do or seek any of the foregoing.

3. EXPIRATION

Unless extended by agreement of the parties, this Agreement shall expire on August 25, 2024. At the expiration day all of Assets that are a part of this Agreement including all changes additions and improvements to the Source Code will be returned to the Company.

4. COUNTERPARTS

This letter may be executed in one or more counterparts which when taken together shall constitute but a single instrument.

5. GOVERENING LAW

This Exclusive Rights Agreement, when prepared, will be governed by and construed in accordance with the law of the State of Nevada and the parties hereby attorn to the jurisdiction of the Courts of competent jurisdiction of the State of Nevada in any proceeding hereunder.

6. PUBLIC DISCLOSURE

Neither the Company nor Buyer will make any disclosure of the existence of this agreement or any terms of this agreement without the consent of the other party.

7. LEGAL EFFECT

The parties will become legally obligated with respect to the Transaction only in accordance with the terms contained in the Exclusive Rights Agreement relating thereto if, as and when such document has been executed and delivered by the parties.

*** SIGNTAURE PAGE ONLY ***

TechCru, Inc.

Robert Gayman, CEO

Accepted this 29th day of July, 2022

AR Sports, LLC

Leonard Parisi, CEO

Accepted this 1 day of Aug, 2022